Correspondence

DAWSON JAMES SECURITIES INC.

101 North Federal Highway

Suite 600

Boca Raton, Fl 33432

April 9, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Erin Donahue

RE: Ascent Solar Technologies, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-277070) (the “Registration Statement”)

Dear Ms. Donahue:

Dawson James Securities Inc., the placement agent in the offering contemplated in the Registration Statement, hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 P.M. Eastern Time on Tuesday, April 9, 2024, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with James Carroll of Carroll Legal LLC, counsel to the Company, at (303) 888-4859.

Very truly yours,

DAWSON JAMES SECURITIES INC.

By: /s/ Robert D. Keyser, Jr.
Name: Robert D. Keyser, Jr.
Title: Chief Executive Officer